1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number	Page
1.1 Announcement dated November 1, 2004	A-1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 1, 2004	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Announcement

The Company wishes to announce a proposed change of its management.

The Company has today received notice from its holding company, China Telecommunications Corporation, that Mr. Wang Xiaochu has been appointed as the general manager of China Telecommunications Corporation. Due to age reasons, Mr. Zhou Deqiang has retired from his position as general manager of China Telecommunications Corporation. Also, Mr. Zhou intends to retire from his positions as executive director, chairman and chief executive officer of the Company. Mr. Chang Xiaobing has resigned from his position as deputy general manager of China Telecommunications Corporation and has been appointed as chairman of China United Telecommunications Corporation. Also, Mr. Chang intends to resign from his positions as executive director and president of the Company.

The Board proposes to undertake relevant changes accordingly. The holding company of the Company proposes the appointment of Mr. Wang Xiaochu as our executive director, chairman and chief executive officer. The above changes will take effect upon approval of shareholders in general meeting of the Company. The Company will make a further announcement when the proposed changes take effect.

DEFINITIONS

“Board”	as of the date of this announcement, the board of directors of the Company consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie, Mr. Sun Kangmin, Mr. Cheng Xiyuan and Mr. Feng Xiong, as the executive directors, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors

“Company”	China Telecom Corporation Limited

By order of the Board
China Telecom Corporation
Limited
Li Ping
Company Secretary

Beijing, November 1, 2004

A-1